# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share
Address of issuer's principal executive offices: 107 avenue de la Republique, 92320 Chatillon, France (I0), France
Date of event which requires filing of this statement: 04/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569064

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,176,015; sole dispositive power 0; shared dispositive power 15,176,015; aggregate amount beneficially owned 15,176,015 (9.9% of the class)
  Comment: Note in relation to Items 9 and 11: Includes (i) 210,221 Ordinary Shares (as defined below) and (ii) 14,965,794 Ordinary Shares issuable upon exercise of certain pre-funded warrants of the Issuer after giving effect to the Beneficial Ownership Limitation (as defined below). The warrants are subject to a blocker which prevents the holder from exercising the warrants to the extent that, upon such exercise, the holder, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding as a result of the exercise (the "Beneficial Ownership Limitation"). Without giving effect to the Beneficial Ownership Limitation, such Reporting Person (as defined below) would beneficially own 56,822,964 Ordinary Shares, which represents (i) 210,221 Ordinary Shares, (ii) 20,586,452 Ordinary Shares issuable upon the exercise of the first pre-funded warrants and (iii) 36,026,291 Ordinary Shares issuable upon the exercise of the second pre-funded warrants, which warrants are issuable upon the exercise of certain warrants currently held by the Reporting Person.
  Note in relation to Item 11: Based on 151,912,061 Ordinary Shares outstanding, which represents (i) 136,946,267 Ordinary Shares outstanding as of March 27, 2025, as indicated by the Issuer on March 27, 2025, plus (ii) 14,965,794 Ordinary Shares issuable upon exercise of the warrants after giving effect to the Beneficial Ownership Limitation.
- Aaron Cowen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,176,015; sole dispositive power 0; shared dispositive power 15,176,015; aggregate amount beneficially owned 15,176,015 (9.9% of the class)
  Comment: Note in relation to Items 9 and 11: Includes (i) 210,221 Ordinary Shares and (ii) 14,965,794 Ordinary Shares issuable upon exercise of certain pre-funded warrants of the Issuer after giving effect to the Beneficial Ownership Limitation. Without giving effect to the Beneficial Ownership Limitation, such Reporting Person would beneficially own 56,822,964 Ordinary Shares, which represents (i) 210,221 Ordinary Shares, (ii) 20,586,452 Ordinary Shares issuable upon the exercise of the first pre-funded warrants and (iii) 36,026,291 Ordinary Shares issuable upon the exercise of the second pre-funded warrants, which warrants are issuable upon the exercise of certain warrants currently held by the Reporting Person.
  Note in relation to Item 11: Based on 151,912,061 Ordinary Shares outstanding, which represents (i) 136,946,267 Ordinary Shares outstanding as of March 27, 2025, as indicated by the Issuer on March 27, 2025, plus (ii) 14,965,794 Ordinary Shares issuable upon exercise of the warrants after giving effect to the Beneficial Ownership Limitation.
- Averill Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,385,351; sole dispositive power 0; shared dispositive power 13,385,351; aggregate amount beneficially owned 13,385,351 (8.81% of the class)
  Comment: Note in relation to Items 9 and 11: Includes (i) 185,520 Ordinary Shares and (ii) 13,199,831 Ordinary Shares issuable upon exercise of certain pre-funded warrants of the Issuer after giving effect to the Beneficial Ownership Limitation. Without giving effect to the Beneficial Ownership Limitation, such Reporting Person would beneficially own 50,177,963 Ordinary Shares, which represents (i) 185,520 Ordinary Shares, (ii) 18,157,252 Ordinary Shares issuable upon the exercise of the first pre-funded warrants and (iii) 31,775,191 Ordinary Shares issuable upon the exercise of the second pre-funded warrants, which warrants are issuable upon the exercise of certain warrants currently held by the Reporting Person.
  Note in relation to Item 11: Based on 151,912,061 Ordinary Shares outstanding, which represents (i) 136,946,267 Ordinary Shares outstanding as of March 27, 2025, as indicated by the Issuer on March 27, 2025, plus (ii) 14,965,794 Ordinary Shares upon exercise of the warrants after giving effect to the Beneficial Ownership Limitation.

## Item 1. Issuer
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 avenue de la Republique, 92320 Chatillon, France, France

## Item 2. Person Filing
Name of person filing:
The persons filing this Schedule 13G are Averill Master Fund, Ltd., a Cayman Islands exempted company ("Averill Master Fund"), Suvretta Capital Management, LLC, a Delaware limited liability company ("Suvretta Capital"), and Aaron Cowen ("Mr. Cowen") (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A hereto.
The CUSIP provided in this statement is the CUSIP for the American Depositary Shares ("ADS") of DBV Technologies S.A., a societe anonyme organized under the laws of the French Republic (the "Issuer"). Each ADS represents five ordinary shares, nominal value 0.10 euro per share ("Ordinary Shares").
Address of principal business office or, if none, residence: The address of the principal office of (i) Averill Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and (ii) each of Suvretta Capital and Mr. Cowen is c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York, 10022.
Citizenship: Averill Master Fund is a Cayman Islands exempted company. Suvretta Capital is a Delaware limited liability company. Mr. Cowen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference herein.

Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control Averill Master Fund. Mr. Cowen disclaims beneficial ownership of all Ordinary Shares held by Averill Master Fund, other than, to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference herein. The percentage set forth in Row 11 of each Reporting Person's cover page is based on 151,912,061 Ordinary Shares outstanding, which represents (i) 136,946,267 Ordinary Shares outstanding as of March 27, 2025, as indicated by the Issuer on March 27, 2025, plus (ii) 14,965,794 Ordinary Shares issuable upon exercise of the warrants after giving effect to the Beneficial Ownership Limitation.
Suvretta Capital Management, LLC - 9.9%
Aaron Cowen - 9.9%
Averill Master Fund, Ltd. - 8.81
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference herein.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference herein.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference herein.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: /s/ Andrew Nathanson, Andrew Nathanson / General Counsel and Chief Compliance Officer (04/11/2025)
- Aaron Cowen: /s/ Aaron Cowen, Aaron Cowen (04/11/2025)
- Averill Master Fund, Ltd.: /s/ Andrew Nathanson, Andrew Nathanson / Authorized Signatory (04/11/2025)